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                              March 8, 2022

       Sal Gilbertie
       Chief Executive Officer
       Teucrium Commodity Trust
       c/o Teucrium Trading, LLC
       Three Main Street
       Suite 215
       Burlington, VT 05401

                                                        Re: Teucrium Commodity
Trust
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed March 8, 2022
                                                            File No. 333-263293

       Dear Mr. Gilbertie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary
       Operation of the Fund, page 1

   1. Refer to your response to comment 1. Please place the impacts of current geopolitical events on the wheat
market in context by quantifying, to the extent information is available, wheat
prices, the price of wheat futures contracts, the extent to which the wheat futures market is
experiencing backwardation, the price of your shares, and the increased trading volume of wheat
futures and your shares as of the most recent practicable date.
 Sal Gilbertie
Teucrium Commodity Trust
March 8, 2022
Page 2
2. Refer to your response to comment 2. Please disclose here the suspension of creations and summarize the potential impact on the fund's investment objective, the price of shares in the secondary market, and the potential for tracking error.
       Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting
Legal Branch Chief, at 202-551-3217 with any questions.



                                                           Sincerely,
FirstName LastNameSal Gilbertie
                                                           Division of
Corporation Finance
Comapany NameTeucrium Commodity Trust
                                                           Office of Finance
March 8, 2022 Page 2
cc:       W. Thomas Conner
FirstName LastName